EQUAL ENERGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
May 12, 2011

TO THE SHAREHOLDERS:

Notice is hereby given that the annual general meeting of shareholders (“the Meeting”)  of Equal Energy Ltd. (the “Corporation”) will be held in the Strand/Tivoli Room at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 2:00 p.m.. (Calgary time) on Thursday, May 12, 2011 for the following purposes, namely:

(a)	to receive and consider the financial statements of the Corporation for the year ended December 31, 2010 and the auditors’ report thereon;

(b)	to appoint KPMG LLP as auditors of the Corporation and to authorize the directors of the Corporation to fix KPMG LLP’s remuneration in that capacity;

(c)	to set the number of directors of the Corporation to be elected at the Meeting at seven;

(d)	to elect directors of the Corporation for the ensuing year or until their successors are duly elected or appointed; and

(e)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Management Information Circular and Proxy Statement dated April 7, 2011 (the “Information Circular”).  The financial statements of the Corporation for the year ended December 31, 2010, including the auditors’ report thereon, are included in the Corporation’s Annual Report, which will be available at the Meeting and which is available free of charge upon request by contacting info@equalenergy.ca.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Information Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the office of Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6. In order to be valid and acted upon at the Meeting, the form of proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof. A proxy holder need not be a shareholder of the Corporation.

Only shareholder of record at the close of business on April 7, 2011 (the “Record Date”) are entitled to notice of the Meeting and to vote thereat or any adjournment thereof, except that a transferee of common shares of the Corporation after such Record Date may, not later than 10 days before the Meeting, establish a right to vote at the Meeting by providing evidence of ownership of such common shares and demanding that his or her name be placed on the shareholder list for the Meeting in place of the transferor.

DATED at the City of Calgary, in the Province of Alberta, this  7th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS OF EQUAL ENERGY LTD.

(signed) “Don Klapko”

Don Klapko

President and Chief Executive Officer

Equal Energy Ltd.